Exhibit 99.35

i-80 Gold Commences Underground Drilling at its Granite Creek Property

Name Change of the Getchell Property

Reno, Nevada, June 16, 2021 - i-80 GOLD CORP. (TSX:IAU) (IAUCF:OTC) (“i-80”, or the “Company”) is pleased to announce that rehabilitation of underground drill bays is completed and underground drilling has commenced at the Company’s Granite Creek (“Granite Creek” or “the Property”) property located in Humbolt County, Nevada. The Company’s Getchell Property has been renamed Granite Creek to avoid confusion with the Getchell open pit located at the nearby Turquoise Ridge mine property.

The Granite Creek Mine Project hosts both open pit and underground resources and is strategically located proximal to Nevada Gold Mines’ Twin Creeks and Turquoise Ridge mines at the north end of the Battle Mountain-Eureka Trend at its intersection with the Getchell gold belt in Nevada. The Company has launched its 2021 surface and underground drilling program at Granite Creek that is expected to consist of approximately 22,000 metres of drilling.

The primary goal of the 2021 drill program is to advance underground and open pit opportunities to production. Underground drilling will be focused on delineating sufficient resources for developing a near-term development and mining plan. Ongoing surface drilling will also test near-surface mineralization for metallurgical purposes and open pit definition to advance permitting for open pit mining including heap leach processing on-site.

Matt Gili, President and Chief Operating Officer of i-80 commented: “Advancing the Granite Creek Mine Project to producer status is the Company’s primary focus for 2021. The large-scale drilling program is designed to increase resources, advance permitting to facilitate open pit mining, and prepare for test mining ahead of feasibility studies.”

Tim George, PE, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. In addition to its producing mine, El Nino at South Arturo, i-80 is beginning to plan for future production growth through the potential addition of the Phases 1 & 3 projects at South Arturo, advancing the Granite Creek Project through economic studies and then on to development, and the advanced exploration for the 100%-owned McCoy-Cove Property.

For further information, please contact:

Ewan Downie - CEO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, outcomes and timing of updated technical studies and future exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.